FoodsPass, Inc.



ANNUAL REPORT

4533 MacArthur Blvd.

Newport Beach, CA 92660

(949) 438-1006

https://www.foodspass.com/

This Annual Report is dated April 27, 2022.

BUSINESS

As the first savings club dedicated to food, FoodsPass helps its members save money on food. Our Virtual Visa® allows members to spend money at all their favorite places, online & in-person, as we automatically aggregate any deals/offers against relevant transactions to seamlessly issue 4-40% cashback.

Currently, we are beta-testing our app. Our full app is currently in development, alongside with the issuance of a physical credit card, we will offer members 1000's of weekly deals, so they can always get the best deal on food, without having to clip coupons or, upload receipts to cashback apps.

Previous Offerings

N/A

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

FoodsPass can operate for six months without generating revenue. FoodsPass is currently beta-testing its application and is planning to launch in Q3 2021, at which point we plan to begin to generate revenue.

We anticipate major investment into our technology, infrastructure, brand awareness & marketing needs.

In a highly regulated environment, our ability to stay compliant with BSA/AML requirements is critical, but we've assembled a legal and compliance team with deep experience in fintech in order to thrive and we've already begun to implement an Anti-Money Laundering strategy that our team will work alongside our banking partners on.

FoodsPass is actively engaging angel investors, family offices, and prominent venture capital firms to ensure ample capital is available to support our growth initiatives, however, a successful fundraise is not guaranteed.

FoodsPass is aggressively pursuing business development efforts with independent and corporate brand partners that can help us to reach the masses and swiftly get to scale.

Once we break ~3,000 members and get to profitability, this major milestone will ensure our success.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $4,298.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Travis Matthew Siflinger, Thomas Dorwart, Esq., Suzanne Wilson

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all

of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Travis Matthew Siflinger
Amount and nature of Beneficial ownership: 5,000,000
Percent of class: 78.7346

RELATED PARTY TRANSACTIONS

N/A

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 543,147 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,350,450 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the share of common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people

think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering shares of common stock in the amount of up to $2,500,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the

unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

FoodsPass, Inc. was formed on October 25, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. FoodsPass has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that FoodsPass is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on FoodsPass or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on FoodsPass could harm our reputation and materially negatively impact our financial condition and business.

Copyright and Intellectual Property

The intellectual property, copyright, digital content and materials ("Content") of the Services belong solely to FoodsPass, Inc. The Content of the Services are solely for your personal use and not for commercial use or for re-sale use. You should assume that everything you see or read related to the Services is copyrighted unless otherwise noted and may not be used, except as provided in these Terms of Use or in the text of the Services, without the written permission of FoodsPass, Inc. Any copying, republication, or redistribution of Services content, including by caching, framing, or similar means, is expressly prohibited without the prior written consent of FoodsPass, Inc. Title to the Content remains with FoodsPass, Inc. Any use of the Content not expressly permitted by these Terms of Use is a breach of these Terms of Use and may violate copyright, trademark, and other laws. If you violate any of these Terms of Use, your permission to use the Content will automatically terminate without notice.

Third Party Software

To the extent content and/or coding included within the Services constitutes software or other technology rights owned by a third party and licensed to FoodsPass, Inc., such software, and its sublicense to you, is subject to all terms and conditions, including where required, approval rights, of such third party license agreements.

Third-Party Sources and References

All third party trademarks (including logos and icons) referenced in the Services remain the property of their respective owners. Unless specifically identified as such, FoodsPass, Inc.'s use of third party trademarks does not indicate any relationship, sponsorship, or endorsement between FoodsPass, Inc.'s and the owners of these trademarks. Any references by FoodsPass, Inc.'s to third party trademarks is to identify the corresponding third party goods and/or services and shall be considered nominative fair use under the trademark law. Some of the embedded

links found in the Services may lead you to other sites operated by parties other than FoodsPass, Inc. In most cases those linked sites are not under the control of FoodsPass, Inc., and we are not responsible for the contents of any linked site or any link contained in a linked site that is not owned and operated by FoodsPass, Inc., or any changes or updates to such sites. Such links to sites maintained by third parties do not constitute an endorsement, guaranty, or warranty by FoodsPass, Inc., or any of its affiliates, of any third party or their content, nor the existence of a partnership, joint venture, agency, or other relationship between FoodsPass, Inc., or any of its affiliates, and any linked third party or their content. FoodsPass, Inc. does not assume any responsibility or liability for the actions, product, content and/or information of these and other third parties and/or their web sites. You should carefully review their privacy statements and other conditions of use. FoodsPass, Inc. expressly disclaims liability for direct, consequential, or incidental damages arising from the products, services, advertisements, actions, or web site content of these and any other third parties, and you waive any claims against FoodsPass, Inc. for damages arising from such transactions or your reliance upon statements contained therein.

Viruses, Worms, Use of Files

FoodsPass, Inc. cannot and does not guarantee or warrant that files available for downloading related to the Services are free of viruses, worms, Trojan horses or other code that has contaminating or destructive properties. FoodsPass, Inc. does not make any express or implied warranties, representations or endorsements whatsoever (including without limitation warranties of title, noninfringement or fitness for a particular purpose) with respect to the files available for downloading from the Service. In no event will FoodsPass, Inc. be liable to you or to anyone else for any decision made or action taken by you or anyone else in reliance on results obtained from use of files related to the Services. These files may be downloaded and/or reprinted for personal use only. Permission to reprint or electronically reproduce any document or graphic in whole or in part for any reason except for personal use is expressly prohibited, unless prior written consent is obtained from the appropriate FoodsPass, Inc. copyright holder.

Device Information and Cookies

When you use this Service, FoodsPass, Inc. automatically collects and stores in its server log information from your browser or mobile device such as your IP address or unique device identifier, browser information (including referring URL), your preferences and settings, cookies and information about the content viewed and actions taken (search queries and search terms, etc.). Cookies are small data files assigned to your browsers when you visit the site, which enable recognition of your browser and collects and stores information about your use of the site.

Terms of Use

The Services are intended for use by individuals 18 years of age or older. Users under the age of 18 should get the assistance of a parent or guardian to use the Services. These Terms of Use are between you and FoodsPass, Inc., with a principal place of business at 4533 MacArthur Blvd., Suite #A-2193 Newport Beach, California 92660. Your rights and obligations under this Agreement and in using the Services are not assignable. FoodsPass, Inc. reserves the right to make changes to the Services and our Terms of Use. FoodsPass, Inc. encourage you to review the Services and these Terms of Use periodically for any updates or changes. Your continued access or use of the Services shall be deemed your acceptance of these Terms of Use and any

changes and the reasonableness of these standards for notice of changes. By using the Services, you also agree to the terms and conditions of FoodsPass, Inc.'s Privacy Policy, referenced below, which details how FoodsPass, Inc. and third parties may use personal information that belongs to you. These Terms of Use constitute the entire relationship between You and FoodsPass, Inc. It supersedes all prior or contemporaneous communications and proposals, whether electronic, oral or written, between you and FoodsPass, Inc. with respect to the Services. Any rights not expressly granted herein are reserved.

Warranties and Representation (General Disclaimer)

All material provided by FoodsPass, Inc. related to the Services, including any link to other sites and content found at linked sites, is provided "as is" and without any express or implied warranties including warranties of merchantability or fitness for a particular purpose. Due to the nature of the Internet, FoodsPass, Inc. does not warrant that access to the Services will be uninterrupted or error free. FoodsPass, Inc. does not warrant or make any representations regarding the usefulness of or the expected results of the material related to the Services. Note that some jurisdictions may not allow the exclusion of implied warranties so some of the above exclusions may not apply to you. Please check your local laws for any such restrictions.

Reverse Engineering

By using the Services, you agree to receive any applicable software updates that may be issued from time to time by FoodsPass, Inc. you agree to accept and install such updates as part of your use of the Services. You also agree not to reverse engineer, modify, decompile, adapt, translate, disassemble, or otherwise attempt to discover the source code of the Services and/or any FoodsPass, Inc. applications.

Privacy Policy

We reserve the right to release information to the proper authorities, as a result of a violation of our standards or unlawful acts, if the information is subpoenaed and/or if we deem it necessary and/or appropriate. FoodsPass, Inc. has the right, but not the obligation, to refuse service, terminate accounts, or remove or edit content, in its sole discretion and to terminate this Agreement.

Termination Of Use

FoodsPass, Inc. may immediately, without prior notice, issue a warning, temporarily suspend, indefinitely suspend, or terminate your use of and access to the Services, at our sole discretion, for any reason, whether with or without cause or warning, and without liability. Your sole remedy against FoodsPass, Inc. in the event of a dispute arising out of these Terms of Use, the Services or your use thereof, is to terminate these Terms of Use and your access to the Services. In the event of termination of these Terms of Use, FoodsPass, Inc. may delete and/or store, in its discretion, data associated with your use of the Services. FoodsPass, Inc. may also change, suspend, or discontinue any aspect of the Services at any time, including the availability of any web site feature, database, or content.

Cause of Action

Any cause of action you may have with respect to these Terms of Use must be commenced within one year after the claim or cause of action arises. If for any reason a court of competent

jurisdiction finds any provision of these Terms of Use, or portion thereof, to be unenforceable, that provision shall be enforced to the maximum extent permissible so as to affect the intent of the Terms of Use, and the remainder of these Terms of Use shall continue in full force and effect. You shall defend or settle at your sole expense any claim or suit against FoodsPass, Inc. and/or each of its affiliates, directors, officers, agents, employees or sublicensees, to the fullest extent permitted by law arising out of or in connection with (1) an assertion that the information, content or other materials or services provided or made available by you or the use thereof may infringe any copyright or trademark rights of any individual or entity, or are a misappropriation of any individual or entity's trade secret, or contain any libelous, defamatory, or disparaging materials; and (2) any breach by you of your obligations under this Agreement. You shall indemnify and hold harmless the FoodsPass, Inc. from and against any and all damages, costs, liabilities and attorneys' fees incurred in defending and/or resolving such Action.

Web-Enabled Mobile or Handheld Devices

Certain web and smartphone applications of the Services have been designed to run on a personal computer, standard laptop or web-enabled mobile device. If you view or use the Services on a mobile or handheld device, you may experience some display and functionality limitations. You may experience varying wireless network coverage and speed, depending on your geographic location and telecommunications provider. The Services should not be used while operating any motor vehicle, or in any other manner that might endanger yourself or others. By using the Services you expressly agree and acknowledge that FoodsPass, Inc. shall not be responsible for any of the following: (a) performance limitations and/or failures experienced in connection with any wireless or Wi-Fi service used to access the Service; (b) data transmitted through wireless access that may be intercepted by unauthorized persons; or (3) your failure to physically secure and/or monitor your personal computer, laptop or wireless device or to protect your passwords, resulting in unauthorized access to the Service and/or your FoodsPass, Inc. account or plan information. While using any web-enabled mobile or handheld device to use the Services, standard mobile phone carrier and data usage charges will apply. You expressly agree and acknowledge that the use of any mobile or handheld device is at your sole risk and shall be in accordance with all applicable local, state and federal laws.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2022.

FoodsPass, Inc.

By /s/ *Travis Matthew Siflinger*

Name: FoodsPass Inc.

Title: Founder & CEO

Exhibit A

FINANCIAL STATEMENTS

FOODSPASS INC.

FINANCIAL STATEMENTS
FROM INCEPTION (APRIL 5, 2021) TO MAY 3, 2021
(UNAUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
FoodsPass, Inc.
Newport Beach, CA

We have reviewed the accompanying financial statements of FoodsPass, Inc., (the "Company,"), which comprise the balance sheet as of May 3, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the periods from Inception (April 5, 2021) to May 3, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 7, 2021
Los Angeles, California

As of		May 3, 2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	10,000
Inventory		-
Other current assets		-
Total current assets		**10,000**
Intangible assets		9,300
Total assets	$	**19,300**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Other current liabilities		-
Loans, current		-
Total current liabilities		**-**
Non-Current Liabilities:		
Loans		-
Total liabilities		**-**
STOCKHOLDERS' EQUITY		
Common Stock, par value $0.00001 10,000,000 shares authorized, 6,350,450 issued and outstanding		64
Additional Paid in Capital		20,000
Subscription Receivable		(64)
Retained earnings/(Accumulated Deficit)		(700)
Total stockholders' equity		**19,300**
Total liabilities and stockholders' equity	$	**19,300**

See accompanying notes to financial statements.

FOODSPASS, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

Inception (April 5, 2021) to	May 3, 2021
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and adminstrative	700
Sales and marketing	-
Total operating expenses	700
Operating income/(loss)	(700)
Interest expense	-
Income/(Loss) before provision for income taxes	(700)
Provision for income taxes	-
Net income/(Net Loss)	**$ (700)**

See accompanying notes to financial statements.

FOODSPASS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Subscription Receivable	Additional Paid In Capital	Accumulated Deficit	Shareholder Equity
	Shares	Amount				
Inception date (Aprill 5, 2021)	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	6,350,450	64	(64)	-	-	-
Owners Investment	-	-		20,000	-	20,000
Net income/(loss)	-	-	-	-	(700)	(700)
Balance—May 3, 2021	**6,350,450**	$ **64**	$ **(64)**	$ **20,000**	$ **(700)**	$ **19,300**

See accompanying notes to financial statements.

FOODSPASS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of Inception (April 5, 2021)		May 3, 2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(700)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Inventory		-
Other current liabilities		-
Net cash provided/(used) by operating activities		**(700)**
CASH FLOW FROM INVESTING ACTIVITIES		
Website development		(9,300)
Net cash provided/(used) by investing activities		**(9,300)**
CASH FLOW FROM FINANCING ACTIVITIES		
Owners investment		20,000
Subscription receivable		
Net cash provided/(used) by financing activities		**20,000**
Change in cash		19,300
Cash—beginning of year		-
Cash—end of year	$	**19,300**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Subscription Receivable	$	64

See accompanying notes to financial statements.

All amounts in these Notes are expressed in of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   NATURE OF OPERATIONS

FoodsPass, Inc., was formed on April 5, 2021 in the state of Delaware.   The financial statements of FoodsPass, Inc. , (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Newport Beach, California.

FoodsPass will be leveraging deep technology and banking relationships to issue payment cards to consumers, which will automatically analyze relevant financial transactions against aggregated offers, and seamlessly issuing cashback, without any further steps required from the consumer. By going one step beyond a savings app, and automating this redemption and cashback process, the Company will disrupt the digital couponing ecosystem, used by over 145 million Americans., positioning itself to become the first payment card dedicated to food savings.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year end as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Intangible Assets

The Company capitalizes costs associated with website development. Once the website is completed the costs will be amortized over the useful life of 5 years.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of payment card monetization.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

For the period from inception to May 3, 2021, the Company has incurred a loss of $700, which represents a net operating loss for tax purposes. The Company has placed a full valuation allowance against the net operating loss.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the

factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of May 7, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 7, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021,

and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DEBT

The company currently has no debt.

4. SHAREHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock, $0.00001 par value. As of May 3, 2021, 6,350,450 shares of Common Stock have been issued and outstanding for a value of $63.50.

5. RELATED PARTIES

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of May 7, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 7, 2021 the date the financial statements were available to be issued.

The Company is in the process of launching a Reg CF Crowdfunding campaign on StartEngine Capital, LLC.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

    I, Travis Matthew Siflinger, Principal Executive Officer of FoodsPass, Inc., hereby certify that the financial statements of FoodsPass, Inc. included in this Report are true and complete in all material respects.

Travis Matthew Siflinger

Founder & CEO